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KPMG PEAT MARWICK LLP

303 E. Wacker Drive
Chicago, IL 60601
(312) 938-1000



                                   EXHIBIT 8



January 31, 1996



Board of Directors                             Board of Directors
Associated Banc-Corp                           Greater Columbia Bancshares, Inc.
112 North Adams Street                         222 East Wisconsin Street
PO Box 13307                                   Portage, Wisconsin 53901
Green Bay, Wisconsin 54307-3307

Board of Directors
Associated Banc-Shares, Inc.
112 North Adams Street
PO Box 13307
Green Bay, Wisconsin 54307-3307



Dear Board Members:

In connection with the closing of the proposed merger ("Merger") of Greater Columbia Bancshares, Inc., a Wisconsin corporation (the "Company"), into Associated Banc-Shares, Inc., a Wisconsin corporation ("Holding") and a wholly-owned subsidiary of Associated Banc-Corp, a Wisconsin corporation ("Associated"), you have requested the opinion of KPMG Peat Marwick LLP ("KPMG") with respect to certain federal income tax consequences of the Merger. The Merger contemplates the acquisition by Holding of all the assets and liabilities of the Company in exchange for common stock, $0.01 par value, of Associated ("Associated Common Stock") pursuant to an Agreement and Plan of Merger, dated as of December 22, 1995 (the "Agreement"), entered into by the Company, Associated and Holding.

The opinion expressed in this letter is based on the Internal Revenue Code of 1986, as amended (the "Code"), the Income Tax Regulations promulgated by the Treasury Department thereunder and judicial authority reported as of the date hereof. We have also considered the position of the Internal Revenue Service (the "Service") reflected in published and private rulings. Although we are not aware of any pending changes to these authorities that would alter our opinions, there
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KPMG PEAT MARWICK LLP

Board of Directors
January 31, 1996
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can be no assurance that future legislative or administrative changes, court decisions or Service interpretations will not significantly modify the statements or opinions expressed herein. Unless specifically requested otherwise, KPMG undertakes no responsibility to update this opinion letter in the event of any such change or modification. Although the conclusions contained herein are based upon our best interpretation of existing sources of law and express what we believe a court would properly conclude if presented with these issues, no assurance can be given that such interpretations would be followed if they were to become the subject of judicial or administrative proceedings. We express no opinion herein as to any issue of federal law other than those specifically considered herein. We also do not express any opinion as to any issue of state or local law.

For the purposes indicated above, and based upon our review, the conditions set forth below, and representations made to us by the Company, Associated and Holding, it is the opinion of KPMG that:

    (1) Provided the Merger qualifies as a statutory merger under applicable law, the merger of the Company into Holding, pursuant to the Agreement, will constitute a reorganization within the meaning of section 368(a)(1)(A) and section 368(a)(2)(D) of the Code. The Company, Associated and Holding will each be considered "a party to a reorganization" within the meaning of section 368(b) of the Code for purposes of this reorganization;

    (2) No gain or loss will be recognized by the Company on the transfer of substantially all its assets to Holding in exchange for shares of Associated Common Stock, cash to be paid to the shareholders of the Company in lieu of fractional share interests of Associated Common Stock, and the assumption by Holding of the liabilities of the Company (Code sections 361(a) and 357(a));

    (3) The basis of the Company assets to be received by Holding will be the same as the basis of such assets in the hands of the Company immediately prior to the Merger (Code section 362(b));

    (4) The holding period of the Company assets in the hands of Holding will include the period during which such assets were held by the Company (Code section 1223(2));

    (5) No gain or loss will be recognized by Associated or Holding upon the receipt by
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KPMG PEAT MARWICK LLP

Board of Directors
January 31, 1996
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           Holding of substantially all the Company assets in exchange for shares of Associated Common Stock, cash to be paid to the shareholders of the Company in lieu of fractional share interests of Associated Common Stock, and the assumption by Holding of the liabilities of the Company (Regulation 1.1032-2);

    (6) No gain or loss will be recognized by the holders of Company common stock, $1.00 par value per share, upon the exchange of such stock soley for shares of Associated Common Stock, including any fractional share interest to which they may be entitled (Code section 354(a)(1));

    (7) The basis of the Associated Common Stock (including any fractional share interests to which they may be entitled) which is received by Company shareholders will be the same as the basis of the Company common stock surrendered in exchange therefore (Code section 358(a)(1));

    (8) The holding period of Associated Common Stock (including any fractional share interests to which they may be entitled) which is received by a Company shareholder will include the period during which the Company common stock surrendered in exchange therefore was held, provided that the Company common stock is held as a capital asset in the hands of the Company shareholder on the date of the exchange (Code section 1223(1));

    (9) The payment of cash in lieu of fractional share interests of Associated Common Stock will be treated as if the fractional shares were distributed as part of the exchange and then redeemed by Associated. These cash payments will be treated as having been received as distributions in full payment in exchange for the fractional shares redeemed, subject to the provisions and limitations of section 302(a) of the Code (Rev. Rul. 66-365, 1966-2 C.B. 116; Rev. Proc. 77-41, C.B. 574);

    (10) Holding will succeed to and take into account, as of the effective date of the Merger, the items of the Company described in section 381(c) of the Code, subject to the conditions and limitations of sections 381, 382, 383 and 384 of the Code, and the regulations thereunder; and

    (11) The basis of Holding common stock will be increased by the amount in which Company's tax basis in its assets exceeds the tax basis in its liabilities (Regulation
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KPMG PEAT MARWICK LLP

Board of Directors
January 31, 1996
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           1.358 - 6(c)(1)).

In rendering this opinion, we have examined the Agreement and such other documents as we have deemed appropriate. We have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as copies, the authenticity of the originals of such copies, and that the Merger will be consummated pursuant to the applicable states' laws in the manner set forth in the Agreement. We have also assumed that any written representations and covenants of the Company, Associated and Holding made in connection with rendering our opinion will be accurate and complete in all respects as of the time they are provided to us and as of the closing of the Merger. Any changes in these facts, or in the accuracy of these assumptions, representations or covenants, would necessitate reconsideration of our opinion and possibly result in a different conclusion.

Our opinion is limited to those federal income tax issues specifically considered herein and is addressed to and is only for the benefit of the Company, Associated and Holding. The opinion is furnished to you pursuant to sections 7.02(f) and 7.03(e) of the Agreement and may not be used or relied upon for any other purpose, and may not be circulated or otherwise referred to for any other purpose, without our express written consent.


Very truly yours,
KPMG Peat Marwick LLP


/s/ KPMG Peat Marwick LLP